Exhibit 99.1

ENTRÉE GOLD REPORTS ON FIRST QUARTER 2012

Vancouver, B.C., May 11, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE-Amex:EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed its interim operational and financial results for the quarter ended March 31, 2012.

Greg Crowe, President and CEO commented, "Entrée’s key projects in Mongolia and Nevada are progressing in the midst of the current market volatility.  Many resource companies have seen sharp declines in their share prices since 2011 due to global economic uncertainty and Entrée is no exception.  However, Entrée’s assets continue to advance.  Rio Tinto’s expanded involvement related to the ongoing financing of the Oyu Tolgoi mine development is a testament to the quality of the Oyu Tolgoi project, of which Entrée’s joint venture ground is an integral part. In keeping with our commitment to our shareholders, we recently released an updated resource estimate for the Ann Mason copper-molybdenum deposit, which resulted in a significant increase in overall tonnage.  We are now proceeding with the preparation of a Preliminary Economic Assessment targeted for completion in the second half of 2012.  We believe 2012 will be a pivotal year for Entrée as both of our key assets advance along the path towards development and production.”

Highlights for the quarter ended March 31, 2012 and beyond include:

Mongolia

Lookout Hill Joint Venture

•
After factoring in projected increases to capital expenditures and operating costs, the net present value (“NPV”) (at an 8% discount rate) of Entree’s 20% interest of the “Reserve Case scenario” for Hugo North Extension – Lift 1 increased from $79 million (see news release of May 11, 2010) to $129 million.  The “Reserve Case” probable mineral reserves on which this NPV calculation is based represents less than one quarter of the resources at Hugo North Extension.

•	While projected capital expenditures for the Oyu Tolgoi mining complex have increased significantly from the 2010 estimates, Entrée’s portion has only increased by approximately $2 million.
•
Net smelter return (“NSR”) value of the Hugo North Extension – Lift 1 reserve increased from $55.57/tonne to $79.40/tonne (see news release of March 30, 2012).  The NSR calculation reflects the net value per tonne received for the ore after processing and transport costs and charges have been deducted.

•	The Hugo North Extension deposit contains some of the highest grade mineralization found to date along the Oyu Tolgoi trend.
•
A significant portion of the mineralization on the Entrée-Oyu Tolgoi LLC (“OTLLC”) joint venture property has not been included in the updated mining plan and remains in the mineral resource category, including Hugo North Extension – Lift 2 and all of the Heruga deposit.

•
Drilling of joint venture targets continues on the Entrée-OTLLC joint venture property.  In 2011, approximately 14,900 metres of exploration drilling were completed, along with 13,067 metres of engineering drilling.

•
On April 18, 2012, Ivanhoe Mines announced that it has signed a binding memorandum of agreement with its majority shareholder Rio Tinto that establishes Rio Tinto’s support for a series of funding measures expected to cover all projected capital requirements for the Oyu Tolgoi mining complex for the next four to five years.

•
On April 25, 2012, Entrée announced that core hole EJD0034A collared on the eastern flank of the Heruga deposit intersected 590 metres of 0.33% copper, 0.70 grams per tonne (“g/t”) gold and 56 parts per million (“ppm”) molybdenum, or 0.80% copper equivalent (“CuEq”). This intersection is not included in the reported Heruga inferred resource estimate (see news release of March 30, 2012) and may represent an eastward step-out to the deposit.

Entrée retains a 20% carried interest in the Hugo North Extension deposit, which hosts indicated resources of 117 million tonnes grading 1.8% copper and 0.61 g/t gold, estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold plus inferred resources of 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold estimated to contain 2.4 billion pounds of copper and 0.95 million ounces of gold.  The indicated resource at Hugo North Extension includes a probable reserve which is included in the first lift (Lift 1) of the underground block cave operation.

Entrée also has a 20% carried interest in the Heruga copper-gold-molybdenum deposit that hosts an inferred resource estimate of 910 million tonnes grading 0.48% copper, 0.49 g/t gold and 0.014% molybdenum estimated to contain 9.6 billion pounds of copper, 14.3 million ounces of gold and 280 million pounds of molybdenum.

The Company’s updated technical report, titled “Technical Report 2012 on the Lookout Hill Property” (“LHTR12”), is available on SEDAR at www.sedar.com.  LHTR12 is dated March 29, 2012.

Shivee West

Entrée continues to explore its adjacent 100% owned Shivee West property. The 2011 work program for Shivee West resulted in the discovery of a new gold zone (the Argo Zone) and the property remains highly prospective for additional discoveries.

Of significance on the Argo Zone:

•	Surface sampling returned two separate high-grade surface chip samples averaging 42.4 g/t gold over 4 metres and 19.3 g/t gold over 3 metres, respectively.
•	Reverse circulation (“RC”) drilling intercepts include 2.21 g/t gold over 3 metres (hole ending in mineralization), 9.32 g/t gold over 2 metres, and 2.08 g/t gold over 8 metres.
•	Low sulphidation style epithermal mineralization is hosted in altered, quartz-veined felsic volcanic rocks associated with a 2.5 kilometre long magnetic low.
•	Field crew has been mobilized to Mongolia to commence further exploration on the Argo Zone.

USA

Ann Mason, Nevada

Entrée’s second major project is the Ann Mason Project in the Yerington district of Nevada.  The Ann Mason Project includes the Ann Mason copper-molybdenum deposit, the Blue Hill copper oxide target, and several early-stage copper porphyry targets, including Blackjack, Roulette and Minnesota.  The Ann Mason deposit has seen a number of drilling campaigns since its discovery in 1969.  Entrée has drilled 42,285 metres on the project since it acquired the Ann Mason deposit and Blue Hill oxide target in mid-2010.  Step-out drill holes from the original known limits of the deposit are expanding its size, and ongoing drilling continues to extend mineralization.

On March 27, 2012, Entrée announced the first indicated resources at Ann Mason, a 75% conversion of previous inferred resources (0.3% copper cut-off):

•	0.3% Copper Cut-off:
o	Indicated Resources – 640 million tonnes grading 0.38% copper and 0.007% molybdenum, containing approximately 5.4 billion pounds of copper and 100 million pounds of molybdenum
o	Inferred Resources – 444 million tonnes grading 0.36% copper and 0.004% molybdenum, containing approximately 3.5 billion pounds of copper and 40 million pounds of molybdenum

•	0.2% Copper Cut-off:
o	Indicated Resources – 1.11 billion tonnes grading 0.33% copper and 0.007% molybdenum, containing approximately 8.04 billion pounds of copper and 160 million pounds of molybdenum
o	Inferred Resources – 1.13 billion tonnes grading 0.29% copper and 0.004% molybdenum, containing approximately 7.31 billion pounds of copper and 110 million pounds of molybdenum

•	Encouraging metallurgical testing for Ann Mason – initial results from preliminary flotation studies on drill core composite material yielded promising copper recoveries of over 93%.

•	Engaged AGP Mining Consultants Inc. to undertake a Preliminary Economic Assessment (“PEA”) study on the Ann Mason Project. The PEA is expected to be completed the second half of 2012.

On March 29, 2012, the Company filed an updated technical report on the Ann Mason Project titled “Technical Report and Updated Mineral Resource Estimate, Ann Mason Project, Nevada, USA” (“AMTR12”).  A copy of AMTR12 is available on SEDAR at www.sedar.com.

Corporate Highlights

•
Subsequent to quarter end, on May 2, 2012, the Company replaced its existing alliance agreement with Empirical Discovery, LLC, with an agreement pursuant to which the Company will purchase a 100% interest in the Lordsburg and Oak Grove properties in New Mexico, subject to a 2% NSR royalty.  The aggregate purchase price for the properties is $100,000 and 500,000 shares of the Company.  Each NSR royalty may be bought down to 1% for $1 million if the option is exercised on or before January 1, 2015.  The buydown option may be extended to January 1, 2016 or January 1, 2017, in which case the buydown price will be $2 million and $200,000 will be payable for each 12 month extension.  The buydown price and extension payments are payable in cash or a combination of cash and common shares of the Company at the Company’s election.   The agreement is subject to regulatory acceptance.

•
In January 2012, the underwriters for the Company’s November 2011 marketed offering exercised their over-allotment option pursuant to which the Company issued 1,150,000 common shares at a price of C$1.25 per share. Rio Tinto elected to exercise its pre-emptive rights and purchased an additional 170,455 shares at a price of C$1.25 per share. The total gross proceeds from the over allotment were $1,628,583.

•
Through a combination of staking and purchase agreements, the Company acquired or entered into agreements to acquire a total of 72 unpatented and patented lode claims within or contiguous to the boundaries of its Ann Mason project, Nevada, for aggregate costs of $3,618,853 and 40,000 common shares.

•	For the three months ended March 31, 2012, net loss decreased to US$5,074,832 compared to a net loss of US$5,342,265 in the three months ended March 31, 2011.

For the quarter ended March 31, 2012, the Company incurred a net loss of US$5,074,832 ($0.04 per share) compared to a net loss of US$5,342,265 ($0.05 per share) for the quarter ended March 31, 2011.  During the three months ended March 31, 2012, Entrée incurred slightly higher operating expenditures, primarily from increased general and administrative expenses relative to the three months ended March 31, 2011.  These increases were offset by a recorded deferred income tax recovery in the period, decreased expenditures by the Entrée-OTLLC Joint Venture and a gain on sale of mineral property interests.

SELECTED FINANCIAL INFORMATION

	As at March 31, 2012 (US$)	As at March 31, 2011 (US$)
Working capital (1)	14,344,275	17,021,575
Total assets	73,075,875	79,223,409
Total long term liabilities	13,371,913	16,341,389
(1) Working Capital is defined as Current Assets less Current Liabilities

The Company’s Interim Financial Statements and accompanying management’s discussion and analysis for the quarter ended March 31, 2012 and its Annual Information Form for the year ended December 31, 2011 are available on the Company website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Unless otherwise noted, all figures in this news release are reported in United States dollars.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President Exploration, a Qualified Person as defined by NI 43-101, has approved this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide discovery and development of copper and gold prospects.  The Company has significant interests in three key copper porphyry deposits:  the Hugo North Extension and the Heruga deposits in Mongolia, and the Ann Mason deposit, located near Yerington, Nevada.

The Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi mining license held by OTLLC, a subsidiary of Ivanhoe Mines and the Government of Mongolia.  A portion of Lookout Hill (Shivee West) is 100% owned by Entrée.  The remainder is subject to a joint venture with OTLLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. The deposits are included in the larger Oyu Tolgoi mining complex – Rio Tinto is the project manager.  Excellent exploration potential remains on the property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, and New Mexico.  The primary North American asset is the Ann Mason Project.  The Project has considerable potential, both to increase the size of the Ann Mason deposit and to discover additional targets.

In addition to being a politically stable jurisdiction and close to infrastructure, the Yerington copper camp has seen significant historic copper production along with a resurgence of exploration activity and now hosts over 20 billion pounds of copper in a number of separate deposits owned by several unrelated companies.

Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.  Rio Tinto, through its majority ownership of Ivanhoe Mines, beneficially owns 23.6% of Entrée’s issued and outstanding shares.

FURTHER INFORMATION

Mona Forster
Executive Vice President
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mforster@entreegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the future prices of copper, gold and molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production and capital expenditures, the availability of project financing, future cash flows, the potential development of future phases of the Oyu Tolgoi mining complex, including Lift 2 of the Hugo North Extension deposit and the Heruga deposit, the potential for the discovery of additional mineralized zones on properties in which Entrée has an interest, the potential for the expansion of existing deposits in which Entrée has an interest,  plans to prepare and potential timing for release of a PEA on the Ann Mason Project, plans for future exploration and/or development programs and budgets, anticipated business activities, corporate strategies and future financial performance.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results, that the results of preliminary test work are indicative of what the results of future test work will be, that the prices of copper, gold and molybdenum and foreign exchange rates will remain relatively stable, the effects of general economic conditions, future actions by Rio Tinto, OTLLC and government authorities including the Government of Mongolia, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; actual results of current exploration activities; conclusions of economic evaluations; changes in project parametres as plans continue to be refined; future prices of copper, gold and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities, as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2011, dated March 29, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.